Filed pursuant to
Rule 424(b)(3)
333-207093

METROPOLITAN LIFE INSURANCE COMPANY

METLIFE SHIELD LEVEL SELECTORSM 3-YEAR ANNUITY

SUPPLEMENT DATED MAY 1, 2016

TO THE PROSPECTUS DATED JANUARY 4, 2016

This supplement revises and, to the extent inconsistent therewith, replaces information contained in the Metropolitan Life Insurance Company (“MLIC”) Prospectus. Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in your Prospectus. It should be read in its entirety and kept together with your Prospectus for future reference. If you have any questions or would like a copy of the Prospectus, please contact us at 1-800-343-8496, or write us at MetLife, Annuity Service Office, P.O. Box 10366, Des Moines, IA, 50306-0366.

The Prospectus is revised as follows:

1.	Under the heading “Availability of Shield Options” on page 11, the following is added after the first sentence:

Your selling firm may limit the Shield Options available through that firm when your Contract is issued.

2.	Under the heading “PURCHASE” on page 13, the following is added to the end of the first paragraph:

Your selling firm may limit the Shield Options available through that firm when your Contract is issued. However, at the end of your initial Shield Option(s), you may transfer into any Shield Option(s) available under the Contract, subject to any transfer restrictions (see “TRANSFERS”). Please be aware that your registered representative may not be able to provide you information or answer questions you may have with regard to those Shield Options that your selling firm does not make available. Therefore, you may contact us directly at (800)-343-8496 or in writing at MetLife, Annuity Service Office, P.O. Box 10366, Des Moines, IA, 50306-0366.

3.	Under the heading “SHIELD OPTIONS” on page 14, the following sentence replaces the third sentence in the first paragraph:

You may allocate your Purchase Payment to one or more of the available Shield Options and the Fixed Account.

4.	Under the heading “SHIELD OPTIONS” on page 14, the following sentence replaces the second sentence in the second paragraph:

We are not obligated to offer any one particular Shield Option, and your selling firm may limit the Shield Options available through that firm when your Contract is issued.

5.	Add the following as the fourth paragraph under “DISTRIBUTION OF THE CONTRACTS” on page 46.

On February 29, 2016, MetLife, Inc. and Massachusetts Mutual Life Insurance Company (MassMutual) announced they have entered into a definitive agreement for the acquisition by MassMutual of MetLife Securities, Inc. The transaction is expected to close by mid-2016, and is subject to certain closing conditions, including regulatory approval. As a result of the transaction, MSI will no longer be affiliated with Metropolitan Life Insurance Company.

6.	Under “REQUESTS AND ELECTIONS” on page 48, replace the fax number with the following:

•    (877)-547-9666

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

Book 266S	May 1, 2016